UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

2550 Hongqiao Road Hongqiao Airport Shanghai, China 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 26, 2010	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

（在中華人民共和國註冊成立的股份有限公司）
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
（Stock code  股份代號：00670）

N O T I F I C AT I O N    L E T T E R

26  March  2010

Dear H shares shareholder,

China Eastern Airlines Corporation Limited (the “Company”)
Notice of publication of the circular of the Company – Major Transaction:  Purchase of Sixteen Airbus A330  Series Aircraft (the “Current Corporate Communication”)

The English and Chinese versions of the Current Corporate Communication are available on our website at  www.ceair.com and the website of The Stock Exchange of Hong Kong Limited at  www.hkexnews.hk.  You may access the Current Corporate Communication on those websites.

Shareholders may at any time choose to receive free of charge the Corporate Communications(Note) of the Company either in printed form, or read the website version, notwithstanding any wish to the contrary they have previously conveyed to us.  However, if you want to receive a printed version of the Current Corporate Communication, please complete the request form on reverse side (the “Request Form”) and send it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”), using the mailing label and need not to affix a stamp when returning if it is being posted in Hong Kong.  Otherwise, please affix an appropriate stamp. The address of Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.  The Request Form may also be downloaded from the above websites.

If you would like to change your choice of means of receipt of the Corporate Communication of the Company in future, please write or send email at cea.ecom@computershare.com.hk to the Company c/o the Hong Kong Share Registrar.  Even if you have chosen (or are deemed to have consented) to receive all future Corporate Communication via website version but for any reason you have difficulty in receiving or gaining access to those Corporate Communication, the Company will promptly upon your request send those Corporate Communication to you in printed form free of charge.

Should you have any queries relating to any of the above matters, please contact us by calling the hotline of the Hong Kong Share Registrar at (852) 2862 8688 during business hours (9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays).

Yours faithfully, for and on behalf of
China Eastern Airlines Corporation Limited
Luo Zhuping
Director and Company Secretary

Note:
Corporate communication (the “Corporate Communication”) of the Company includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; (f) a proxy form; and (g) a reply slip.

Request Form

To:      China Eastern Airlines Corporation Limited (the “Company”)
(Stock code: 00670)
c/o Hong Kong Registrars Limited
(the “Hong Kong Share Registrar”)
17M Floor,
Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

I/We have already chosen (or are deemed to have consented) to read the Current Corporate Communication (as defined in the notification letter on the reverse side) posted on the Company’s website (www.ceair.com) or the website of The Hong Kong Stock Exchange Limited(www.hkexnews.hk) and I/we would like to receive a printed version of the Current Corporate Communication now. Please send the same to the address provided as follows:

Name(s) of Shareholder(s)#	Signature
(Please use ENGLISH BLOCK LETTERS
Address#
(Please use ENGLISH BLOCK LETTERS
Contact telephone number	Date
# You are required to fill in the details if you download this request form from the Company’s website or the website of The Stock Exchange of Hong Kong Limited.

Notes：

1.	Please complete all your details clearly.
2.
If your shares are held in joint names, the shareholder whose name stands first on the H share share register of the members of the Company in respect of the joint holding should sign on this Request Form in order to be valid.

3.	We do not accept any special or other instructions written on this Request Form.
4.
Please note that both printed English and Chinese versions of all the Corporate Communications of the Company (as defined in the notification letter on the reverse side)which we have sent to our H shares shareholders in the past 12 months are available on request. They are also available on the Company’s website for five years from the date of first publication.

Please cut the mailing label and stick this on the envelope and return this Request Form to us. No postage stamp necessary if posted in Hong Kong.	MAILING LABEL Hong Kong Registrars Limited Freepost No. 37 Hong Kong